Exhibit 12
FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	First
	Quarter	For the Years Ended December 31,
	2008	2007	2006	2005
	(in millions)
Earnings
Income before income taxes	$36	$1,212	$1,937	$2,900
Less: Equity in net income/(loss) of affiliated companies	1	14	7	11
Fixed charges	1,985	8,625	7,822	6,622

Earnings before fixed charges	$2,020	$9,823	$9,752	$9,511

Fixed charges*
Interest expense	$1,981	$8,603	$7,798	$6,596
Rents	4	22	24	26

Total fixed charges	$1,985	$8,625	$7,822	$6,622

Ratio of earnings to fixed charges	1.02	1.14	1.25	1.44

*	Consists of interest on borrowed funds, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).